Ministry of Finance
Corporate Registries
PO Box Stn Prov Govt
Victoria BC V8W 9V3




Pursuant to Section 37 of the British Columbia Company Act, please accept this Letter of Statement requesting consent by Global Internet Communications Inc., to continue out of the Province of British Columbia to the State of Nevada.

In this regard we can advise the following:

1.)     Global Internet Communications is a company is good standing.

2.)     We are engaged in the technology marketing business.


3.)     Our reasons for continuing out of BC include the following:

        a. Although the market for our product is global, the United States is the principal market for our video streaming services. The success of our growth strategy is predicated on access to the US market and in large part, our expansion into the U.S. market will be facilitated through the relationships we have with our Board of Advisors. These individuals principally reside in the United States.

        b. We believe the continuation to Nevada will better enable us to benefit from more significant scientific research in the area of compression and video streaming. In this regard, there exists a larger pool of technical expertise in the United States that is not otherwise available in Canada.


        c. Our business is capital intensive and we feel it is vital to our future business success to ensure that the investing public and other interested parties are provided with full and frank disclosure of our company. The Board of Directors has determined that the most effective means to ensure full and complete disclosure is to become a fully reporting issuer under the Exchange Act of 1934. While this can be affected from a Canadian domiciled company under a 20F filing, as a U.S. domestic issuer we will be required to file more frequently and in greater detail. The board of directors believes that complete and full disclosure will lead to greater interest in our company within the financial and investing communities in the United States. Continuing into Nevada will facilitate this mandate.

        d. The company stock trades exclusively in the U.S. on the Pink Sheets through the facilities of the National Quotation Bureau. To date we have conducted limited operations in Canada and have only one officer and director who resides in Canada on a full time basis. For these reasons the board believes that it is in the best interest of the company and its stockholders to continue into the State of Nevada.


4.) There are no pending legal actions instituted by or against the company.

5.) All rights of creditors against the property, rights and assets of a corporation continued under section 36 and all liens on its property, rights and assets are unimpaired by the continuation, and all debts, contracts, liabilities and duties of the corporation from then on attach to the continued corporation and may be enforced against it.

6.)     Most of our senior management will reside outside the jurisdiction.

7.)     Our new registered offices are 6100 Neil Road, Suite 500, Reno,
        Nevada, 89511.

Kindest Regards,

Rory O'Byrne
President, CEO, Director
Global Internet Communications, Inc.
Suite 2305 - 1050 Burrard Street
Vancouver BC, V6Z 2S3
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